Press release

Skandia

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Financial effects 2002

Skandia's result is affected by various external factors, such as changes in the stock market and interest rates. Future revenues that are based on fund values increase or decrease as a result of these changes. In certain cases, decreases in fund values also affect the tax situation. Altogether these factors cause a one-time effect on the operating result. During the fourth quarter of 2002 the aggregate negative financial effect on the operating result outside the USA is estimated to be in the range of SEK 0.4 billion to SEK 0.6 billion.

Up until the third quarter, financial effects outside the USA were negative in the amount of SEK 1.8 billion. The aggregate result charge in 2002 outside the USA is thus estimated to be in the range of SEK 2.2 billion to SEK 2.4 billion.

Effects of the sale of American Skandia

On 20 December 2002 an agreement was reached with Prudential Financial, Inc. (USA), under which Prudential Financial will acquire American Skandia. In connection with this, a SEK 6.1 billion charge will be taken against the operating result for the fourth quarter of 2002, while the result after tax will be negatively affected by SEK 4.1 billion. To facilitate comparison, in connection with the year-end report, the group overview will be presented in accordance with the appended table.

Information to the stock market

Starting in 2003, Skandia's reporting of sales information will be adapted to conform to current practice in the savings market. Accordingly, Skandia will discontinue its monthly reporting of sales. Skandia will continue to issue the usual quarterly information on financial effects that arise as a result of the trend in the financial markets. This information will be provided approximately one week before the respective quarterly reports.

dlw 2/19

Skandia's 2002 year-end report will be released on 12 February 2003.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46 8 788 3643

Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083

Skandia

Format for group overview in future year-end reports

GROUP OVERVIEW - QUARTERLY ANALYSIS

SEK million	2002 9 mos.	2002 Q 3	2002 Q 2	2002 Q 1	2001 12 mos.
Sales					
Unit linked assurance	40 576	13 185	13 638	13 753	53 494
Mutual funds	13 213	4 147	5 220	3 846	14 012
Life assurance	928	408	273	247	1 276
Direct sales of funds	1 919	591	264	1 064	3 781
Businesses	339	95	118	126	414
Total sales excluding USA	**56 975**	**18 426**	**19 513**	**19 036**	**72 977**
USA	35 331	10 981	12 436	11 914	60 827
Total sales including USA	92 306	29 407	31 949	30 950	133 804
Total annualized new sales, unit linked assurance excluding USA [1]	**6 858**	**2 064**	**2 361**	**2 433**	**10 819**
Total annualized new sales, unit linked assurance including USA [1]	9 657	2 980	3 338	3 339	15 038
Result summary					
Unit linked assurance	2 232	724	733	775	3 397
Mutual funds	-201	-56	-87	-58	-105
Life assurance	114	35	20	59	111
Businesses	-141	-85	-69	13	41
Group expenses	-390	-122	-159	-109	-469
Result of operations excluding USA	**1 614**	**496**	**438**	**680**	**2 975**
Financial effects unit linked assurance	-1 810	-898	-792	-120	-525
Items affecting comparability	2 016	-	2 016	-	-
Operating result excluding USA	**1 820**	**-402**	**1 662**	**560**	**2 450**
USA	-4 129	-2 267	-1 472	-390	-3 539
Operating result including USA	-2 309	-2 669	190	170	-1 089

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.